Exhibit 99.1

Penn National Gaming to Acquire Pinnacle Entertainment

Pinnacle Shareholders to Receive $20.00 Per Share in Cash and 0.42 Shares of Penn National Common Stock for Each Pinnacle Share in Transaction Valued at Approximately $2.8 Billion

Enhances Penn National’s Position as North America’s Leading Regional Gaming Operator and Further Diversifies Its Best-in-Class Portfolio of Gaming Assets

Immediately Accretive to Free Cash Flow Per Share; Expected to Generate $100 Million in Annual Run-Rate Cost Synergies

Definitive Agreements with Gaming and Leisure Properties on Master Lease Amendments and Sale- Leaseback Transactions and with Boyd Gaming on Planned Divestitures Provide Clear Path to Completion

Post-Synergy Acquisition Multiple of 6.6x LTM EBITDA

Penn National and Pinnacle to Host Joint Conference Call and Webcast at 8:00 a.m. ET Today

WYOMISSING, PA and LAS VEGAS, December 18, 2017 – Penn National Gaming, Inc. (NASDAQ: PENN) (“Penn National”) and Pinnacle Entertainment, Inc. (NASDAQ: PNK) (“Pinnacle”) announced today that they have entered into a definitive agreement under which Penn National will acquire Pinnacle in a cash and stock transaction valued at approximately $2.8 billion. Under the terms of the agreement, Pinnacle shareholders will receive $20.00 in cash and 0.42 shares of Penn National common stock for each Pinnacle share, which implies a total purchase price of $32.47 per Pinnacle share based on Penn National’s closing price on December 15, 2017. The transaction reflects a 36% premium for Pinnacle shareholders based on Pinnacle’s closing price of $21.86 and Penn National’s closing price of $22.91 on October 4, 2017. The transaction has been approved by the boards of directors of both companies and is expected to close in the second half of 2018.

Pinnacle owns and operates 16 gaming and entertainment facilities in 11 jurisdictions across the United States. Following the acquisition of Pinnacle and the planned divestiture of four of its properties to Boyd Gaming Corporation (NYSE: BYD) (“Boyd”) (as described below), Penn National will have significantly greater operational and geographic diversity and operate a combined 41 properties in 20 jurisdictions throughout North America. The transaction is expected to generate $100 million in annual run-rate cost synergies following integration and is anticipated to be immediately accretive to free cash flow in the first year. Pro forma for the divestitures and synergies, the acquisition reflects a multiple of 6.6x LTM EBITDA.

Timothy J. Wilmott, Chief Executive Officer of Penn National Gaming, commented, “By combining our highly complementary portfolios and similar operating philosophies, we will be able to leverage the strengths of both our companies and create an unparalleled experience for our regional gaming customers, while generating significant value for our shareholders and business partners.”

Mr. Wilmott continued, “The combined company will benefit from enhanced scale, additional growth opportunities and best-in-class operations, creating a more efficient integrated gaming company. Going forward, we will have the financial and operational flexibility to further execute on our strategic objectives, while maintaining our track record of industry-leading profit margins and generating significant cash flow to reduce leverage over time. We look forward to welcoming Pinnacle’s talented employees to our team and to further enhancing our status as North America’s leading regional gaming operator.”

Anthony Sanfilippo, Chairman and Chief Executive Officer of Pinnacle Entertainment, said, “Pinnacle is a terrific company whose success is due to the efforts of our more than 16,000 team members that focus every day on providing great service and memorable experiences for our guests. Tim and the Penn National team lead a high-quality organization that, like Pinnacle, has a long track record of operational excellence and accretive growth. We believe the combination will produce an even stronger gaming entertainment platform that builds on the individual accomplishments of both companies and benefits our collective team members, shareholders and guests.”

Mr. Sanfilippo continued, “Pinnacle shareholders will receive immediate value from the cash consideration, as well as participation in the longer-term growth of Penn National that we expect will occur from the integration of these two great companies into a more efficient, larger-scale gaming entertainment platform. We are also pleased that Boyd Gaming will be acquiring our Ameristar properties in St. Charles and Kansas City, along with Belterra Casino Resort and Belterra Park. We look forward to working closely with Penn National and Boyd to seamlessly transition the Pinnacle businesses to their respective new owners.”

Compelling Strategic and Financial Benefits

•	Increased Scale and Broader Geographic Diversification: The acquisition will further establish Penn National as North America’s leading regional gaming operator, benefitting from a broader, deeper base of properties, greater economies of scale and increased purchasing power. The combined company will operate 41 properties across 20 jurisdictions with approximately 53,500 slots, 1,300 tables and 8,300 hotel rooms, and will have more than 35,000 employees. In addition, by combining two of the top customer loyalty programs in the industry, Penn National will be better positioned to drive play within its portfolio, in particular at Tropicana Las Vegas and M Resort.

•	Creates Opportunity for Meaningful Synergies: Penn National has identified $100 million in annual run-rate cost synergies driven by the elimination of corporate overhead redundancies and improved property level efficiencies, with limited incremental costs required to scale operations and integrate Pinnacle’s properties.

•	Enhances Innovative Growth Strategy: The acquisition will leverage Penn National’s portfolio of regional and destination gaming properties and social gaming platforms across Pinnacle’s portfolio of complementary assets. The combined company will benefit from additional promotional opportunities in online and social gaming, which will help provide an additional boost to property level performance.

•	Immediately Accretive to Free Cash Flow: Penn National expects the acquisition of Pinnacle to be immediately accretive to free cash flow per share in the first year. The strong free cash flow generation from the combined companies will enhance Penn National’s ability to de-lever its balance sheet, pursue strategic opportunities and ultimately return capital to shareholders.

Divestitures

In connection with the transaction, Penn National has entered into a definitive agreement with Boyd in which Boyd will purchase Pinnacle’s gaming operations at Ameristar Kansas City and Ameristar St. Charles in Missouri; Belterra Casino Resort in Indiana; and Belterra Park in Ohio, for approximately $575 million in cash. These divestitures are anticipated to occur immediately prior to, and are conditioned upon, the completion of the Pinnacle acquisition.

Definitive Agreements and Master Lease Amendments with Gaming and Leisure Properties

Gaming and Leisure Properties (NASDAQ: GLPI) (“GLPI”), the landlord for Penn National and Pinnacle under their respective master lease agreements, has entered into an agreement to amend the terms of the Pinnacle master lease to permit the divestitures. In connection with the transaction, Penn National, GLPI and Boyd have agreed to the following:

•	Penn National and GLPI will enter into a sale and leaseback of the real estate associated with Belterra Park and Plainridge Park Casino for approximately $315 million.

•	An amendment to the terms of the Pinnacle master lease following closing of the merger to reflect an annual fixed rent payment of $25 million for Plainridge Park Casino and $13.9 million in incremental annual rent to adjust to market conditions.

•	At closing, GLPI and Boyd will enter into a master lease agreement for the divestitures pursuant to which Boyd will lease the divested real property from GLPI (including the real property underlying Belterra Park).

•	Penn National will assume the existing master lease and Pinnacle’s existing lease for the Meadows Casino and Racetrack in Pennsylvania. Penn National’s master lease with GLPI will not be affected by this transaction.

Financing

Penn National has received committed financing for the transaction, subject to customary conditions, from BofA Merrill Lynch and Goldman Sachs Bank USA, and expects to fund the acquisition with a combination of the proceeds from the Boyd and GLPI transactions, existing cash on its balance sheet and new debt financing. Penn National anticipates that the additional cash flow resulting from the acquisition will allow it to pay down debt on an accelerated basis after closing.

Approvals and Timing

The transaction is subject to approval of the shareholders of Penn National and Pinnacle, the approval of applicable gaming authorities, the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Act and other customary closing conditions. The companies expect the transaction to close in the second half of 2018.

Upon completion of the transaction Penn National and Pinnacle shareholders will hold 78 percent and 22 percent, respectively, of the combined company’s outstanding shares.

Advisors

Goldman, Sachs & Co. LLC is acting as lead financial advisor, BofA Merrill Lynch is also acting as a financial advisor, and Wachtell, Lipton, Rosen & Katz is acting as legal advisor to Penn National in connection with the transaction. J.P. Morgan is acting as financial advisor and Skadden, Arps, Slate, Meagher & Flom LLP is acting as legal advisor to Pinnacle in connection with the transaction.

Conference Call and Webcast

Penn National and Pinnacle will host a conference call and simultaneous webcast today, Monday, December 18, 2017 at 8:00 a.m. ET to review the transaction and host a question and answer session. To access the conference call, interested parties may dial 303-223-2685, conference ID 21877178 (domestic and international callers). Participants can also listen to a live webcast of the call from Penn National’s website at www.pngaming.com or Pinnacle’s website at http://investors.pnkinc.com. During the conference call and webcast, management will review a presentation summarizing the proposed transaction which can be accessed at www.pngaming.com. A webcast replay will be available for 90 days following the live event at www.pngaming.com. Please call five minutes in advance to ensure that you are connected. Questions and answers will be taken only from participants on the conference call. For the webcast, please allow 15 minutes to register, download and install any necessary software.

About Penn National

Penn National Gaming owns, operates or has ownership interests in gaming and racing facilities and video gaming terminal operations with a focus on slot machine entertainment. We have also recently expanded into social online gaming offerings via our Penn Interactive Ventures, LLC division and our recent acquisition of Rocket Speed, Inc. At September 30, 2017, the Company operated twenty-nine facilities in seventeen jurisdictions, including California, Florida, Illinois, Indiana, Kansas, Maine, Massachusetts, Mississippi, Missouri, Nevada, New Jersey, New Mexico, Ohio, Pennsylvania, Texas, West Virginia, and Ontario, Canada. At September 30, 2017, in aggregate, Penn National Gaming operated approximately 36,700 gaming machines, 820 table games and 4,800 hotel rooms.

About Pinnacle

Pinnacle Entertainment, Inc. owns and operates 16 gaming entertainment businesses, located in Colorado, Indiana, Iowa, Louisiana, Mississippi, Missouri, Nevada, Ohio and Pennsylvania. In addition, Pinnacle holds a majority interest in the racing license owner, as well as a management contract, for Retama Park Racetrack outside of San Antonio, Texas.

About Boyd Gaming

Headquartered in Las Vegas, Boyd Gaming Corporation (NYSE: BYD) is a leading diversified owner and operator of 24 gaming entertainment properties located in Nevada, Illinois, Indiana, Iowa, Kansas, Louisiana and Mississippi. Boyd Gaming press releases are available at www.prnewswire.com. Additional news and information on Boyd Gaming can be found at www.boydgaming.com.

About GLPI

GLPI is engaged in the business of acquiring, financing, and owning real estate property to be leased to gaming operators in triple-net lease arrangements, pursuant to which the tenant is responsible for all facility maintenance, insurance required in connection with the leased properties and the business conducted on the leased properties, taxes levied on or with respect to the leased properties and all utilities and other services necessary or appropriate for the leased properties and the business conducted on the leased properties. GLPI expects to grow its portfolio by pursuing opportunities to acquire additional gaming facilities to lease to gaming operators. GLPI also intends to diversify its portfolio over time, including by acquiring properties outside the gaming industry to lease to third parties. GLPI elected to be taxed as a REIT for United States federal income tax purposes commencing with the 2014 taxable year and is the first gaming-focused REIT in North America.

Forward-looking Statements

This communication may contain certain forward-looking statements, including certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, Penn National’s and Pinnacle’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as “expect,” “anticipate,” “believe,” “intend,” “estimate,” “plan,” “target,” “goal,” or similar expressions, or future or conditional verbs such as “will,” “may,” “might,” “should,” “would,” “could,” or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995. While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements including: risks related to the acquisition of Pinnacle by Penn National and the integration of the businesses and assets to be acquired; the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; the risk that the financing required to fund the transaction is not obtained on the terms anticipated or at all; the possibility that the Boyd and/or GLPI deals do not close in a timely fashion or at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; potential litigation challenging the transaction; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or issues arising from, the integration of the two companies; the possibility that the anticipated divestitures are not completed in the anticipated timeframe or at all; the possibility that additional divestures may be required; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; litigation relating to the transaction; risks associated with increased leverage from the transaction; and additional factors discussed in the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Penn National’ and Pinnacle’ respective most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K as filed with the Securities and Exchange Commission. Other unknown or unpredictable factors may also cause actual results to differ materially from those projected by the forward-looking statements. Most of these factors are difficult to anticipate and are generally beyond the control of Penn National and Pinnacle. Neither Penn National nor Pinnacle undertakes any obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events unless required to do so by law.

Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In connection with the proposed transaction, Penn National intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Penn National and Pinnacle that also constitutes a prospectus of Penn National. Penn National and Pinnacle also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Penn National and Pinnacle with the SEC at the SEC’s website at www.sec.gov.

Certain Information Regarding Participants

Penn National and Pinnacle and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of Penn National’ directors and executive officers in Penn National’ Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 24, 2017, and its proxy statement for its 2017 Annual Meeting, which was filed with the SEC on April 25, 2017. Investors may obtain information regarding the names, affiliations and interests of Pinnacle’ directors and executive officers in Pinnacle’ Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 28, 2017, and its proxy statement for its 2017 Annual Meeting, which was filed with the SEC on March 14, 2017. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction if and when they become available. Investors should read the joint proxy statement/prospectus carefully and in its entirety when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents at the SEC’s website at www.sec.gov.

Contacts:

Penn National

Investor Relations:	General Media Inquiries:
Justin Sebastiano	Eric Schippers
Vice President, Finance & Treasurer	SVP, Public Affairs
Justin.Sebastiano@pngaming.com	Eric.Schippers@pngaming.com
610-401-2029	610-378-8321

Pinnacle

General Media Inquiries:	Investor Relations:
Troy A. Stremming	Vincent Zahn
EVP Government Relations & Public Affairs	Vice President & Treasurer
Troy.Stremming@pnkmail.com	Vincent.Zahn@pnkmail.com
816-414-7106	702-541-7777